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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                Rich Coast Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock. $.001 par value
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                         (Title of Class of Securities)


                                   762876100
--------------------------------------------------------------------------------
                                (CUSIP Number)

                Theresa M. Mehringer. Esq c/o Perkins Coie LLP
            1899 Wynkoop Street, Suite 700, Denver, Colorado 80202
    ----------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   11/13/00
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 762876100
         -----------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      Trans National Holding Limited (foreign entity)
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)
      (b)
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)
      WC

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Isle of Man

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                          19,503,546 (See Note A)
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY           -0-

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
                          19,503,546 (See Note A)
    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH               -0-

------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
      19,503,546 shares (See Note A)


------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions) [_]

------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      62.0% (See Note A)

------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (See Instructions)
      OO

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

Item 1.   Security and Issuer

     The title of the class of equity securities to which this statement relates is common stock, $.001 par value per share ("Common Stock"). The name and address of the principal executive offices of the issuer of the securities (the "Issuer") are:

     Rich Coast Inc.
     10200 Ford Road
     Dearborn, Michigan  48126

Item 2.   Identity and Background

I-A  (a)  The Reporting Person is Trans National Holding Limited.

     (b)  The mailing and business address of the Reporting Person is:

          Quantum Suite
          Exchange House, 54-58
          Athol Street
          Douglas
          Isle of Man  IM1 1JD

     (c) The Reporting Person is a private shareholding company (mailing and business address listed in Item 2, I-A(b)).

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  The Reporting Person is organized under the laws of the Isle of Man.

I-B  (a)  Samuel John Bingham is a director and the Secretary of the Reporting
          Person.

     (b)  The business address of Mr. Bingham is:

          Clearwater, Quarterbridge Road
          Douglas, Isle of Man

     (c) In addition to serving as director and the Secretary of the Reporting Person (business address listed in Item 2, I-B(b) above), Mr.
          Bingham serves as Managing Director of Quantum Company Secretarial Limited of Quantum Suite (hereinafter referred to as "QCS"), which is a corporate services provider. The address of QCS is: Exchange House, 54-58 Athol Street, Douglas, Isle of Man.

     (d) During the last five years, Mr. Bingham has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Bingham has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Bingham was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Bingham is a British citizen.

I-C  (a)  Jeremy Paul Bradlet Carter is a director of the Reporting Person.

     (b)  The business address of Mr. Carter is:

          3 Athol Street
          Douglas, Isle of Man

     (c) In addition to serving as a director of the Reporting Person, Mr. Carter serves as Chairman of QCS, and the address of QCS is listed in
          Item 2, I-B(c) above.

     (d) During the last five years, Mr. Carter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Carter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Mr. Carter was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mr. Carter is a British citizen.

I-D  (a)  Ms. Victoria Prentice is a director of the Reporting Person.

     (b)  The business address of Ms. Prentice is:

          40 St. Catherine's Close
          Douglas, Isle of Man

     (c) In addition to serving as a director of the Reporting Person, Ms. Prentice serves as Operations Director of QCS, and the address of QCS is listed in Item 2, I-B(c) above.

     (d) During the last five years, Ms. Prentice has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Ms. Prentice has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Ms. Prentice was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Ms. Prentice is a British citizen.


II-A (a)  Desteco S.A. is the controlling entity of the Reporting Person.

     (b)  The business address of Desteco S.A. is:

          Via Cattori 3
          Lugano-Paradiso
          Switzerland

     (c)  Desteco S.A. is a financial and fiduciary company.

     (d) During the last five years, Desteco S.A. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Desteco S.A. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Desteco S.A. was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Desteco S.A. is an entity organized under the laws of Switzerland.


II-B (a)  Mrs. Loretta Bianchi is the controlling person of Desteco S.A..

     (b)  The business address of Mrs. Bianchi is:

          Via Cattori 3
          Lugano-Paradiso
          Switzerland

     (c) Mrs. Bianchi serves as the controlling shareholder of Desteco S.A., a financial and fiduciary company (business address set forth in Item 2, II-B (b) above.

     (d) During the last five years, Mrs. Bianchi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mrs. Bianchi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mrs. Bianchi was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Mrs. Bianchi is an Italian citizen.


Item 3.   Source and Amount of Funds or Other Consideration

     On June 11, 1998, the Issuer issued an aggregate of $1,500,000 in 8% Convertible Debentures due June 11, 2003 (the "Debentures") to Sovereign Partners, L.P., Dominion Capital Fund Ltd. and Canadian Advantage Limited Partnership in amounts of $500,000, $800,000 and $200,000, respectively. Pursuant to the terms of the original Debentures, no Debenture holder was entitled to convert that amount of Debenture in excess of that amount upon conversion of which the sum of: (1) the number of shares of Common Stock beneficially owned by the holder and its affiliates (other than shares of Common Stock which may be deemed to be beneficially owned through the ownership of the unconverted portion of the Debentures); and (2) the number of shares of Common Stock issuable upon the conversion of the Debentures with respect to which the determination of this provisio was being made, would result in beneficial ownership by the holder and it's affiliates of more than 4.9% of the outstanding shares of Common Stock of the Issuer.

     The Reporting Person entered into a Sale and Assignment of Debentures Agreement by and among Sovereign Partners, L.P., Dominion Capital Fund Ltd., Canadian Advantage Limited Partnership (collectively, the "Sellers"), and the Issuer dated November 13, 2000 (the "Agreement"). Pursuant to the Agreement, the Reporting Person purchased from Sellers all of Sellers' right, title and interest in the Debentures for a purchase price of $500,000 as full consideration for the Debentures, including any and all interest or penalties due and owing on the Debentures, and in exchange therefor, Sellers will assign all of their right, title and interest in and to the Debentures to the Reporting Person. As of the date of this Schedule 13D, $1,375,000 of principal remains under the Debentures. The Debentures are convertible into shares of Common Stock of the Issuer at the conversion price for each share of Common Stock equal to the lesser of (i) $2.50, or (ii) 75% of the five day average closing bid price of the Common Stock for the five trading days immediately preceding the conversion date of the Debentures. If all $1,375,000 principal amount of the Debentures was converted on November 20, 2000, then the aggregate shares issued upon the conversion would total approximately 19,503,546 shares of Common Stock. As of November 20, there were 11,939,889 shares of Common Stock of the Issuer outstanding.

Item 4.   Purpose of Transaction

     The Reporting Person has no current plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, other than in the normal course of its business as a fiduciary trust account which makes investments in its name on behalf of its members;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to: if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in the Securities of the Issuer

I-A (a) The Reporting Person beneficially owns 19,503,546 unissued shares of the Common Stock of the Issuer (see Note A). As of November 20, 2000, there were 11,939,889 shares of Common Stock outstanding. The 19,503,546 shares beneficially owned by the Reporting Person represent approximately 62.0% of the Issuer's outstanding Common Stock as of November 20, 2000.

     (b) The Reporting Person has the sole power to vote, direct the vote of, dispose of, and direct the disposition of 19,503,546 shares of Common Stock (see Note A).

     (c) Other than as described in Item 3 above, no transactions in the Issuer's Common Stock have been effected in the last 60 days by the Reporting Person.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

   7.1 Sale and Assignment of Debentures by and among the Reporting Person, Sovereign Partners, L.P., Dominion Capital Fund Ltd., Canadian Advantage Limited Partnership and the Issuer dated November 13, 2000.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 2000


                                    By: /s/ Victoria Prentice
                                       -------------------------------
                                    Victoria Prentice, Director


                                    NOTE A

As of November 20, 2000, there were outstanding 11,939,889 shares of the Common Stock of the Issuer.

The Reporting Person currently owns no shares of the Common Stock of the Issuer.

The Reporting Person holds $1,375,000 principal amount of the Issuer's 8% Convertible Debenture Due June 11, 2003. Under its terms, the Debenture and accrued interest thereon may be converted at the option of the holder at any time into Common Stock of the Issuer at a price per share equal to the lesser of $2.50 or 75% of the average closing bid price for the five trading days immediately preceding the conversion date.

If all of the Debentures were currently fully convertible and converted on November 20, 2000, without calculating the interest on the entire principal of the Debentures, the Reporting Person's total shares of Common Stock would be 19,503,546 shares (62.0%).